EXHIBIT 21.1

SUBSIDIARIES OF MTC TECHNOLOGIES, INC.

Subsidiary	State of Incorporation
MTC Technologies, Inc.	Ohio
MTC Technologies Services, Inc.	Ohio
AMCOMP Corporation	California
International Consultants, Inc.	Ohio
Vitronics, Inc.	New Jersey
Command Technologies, Inc.	Virginia
OnBoard Software, Inc.	Texas
Manufacturing Technology, Inc.	Florida
MTC Guam, LLC	Guam
Aerospace Integration Corporation	Florida